Exhibit 10.21

September 17, 2020

Richard F. Fitzgerald

Re:    Immunome, Inc. Employment Offer

Dear Richard

On behalf of Immunome, Inc. (the “Company”), I am pleased to offer you employment as Chief Financial Officer, reporting to the Chief Executive Officer of the Company. The purpose of this letter agreement is to set forth the terms of the offer and your employment should you accept the offer. Certain capitalized terms are defined in Section 11 of this letter agreement.

1.	Position; Duties.

(a)	Your position will be as a regular full-time employee commencing on September 22, 2020 (the “Commencement Date”). You will work out of the Company’s headquarters, currently in Exton, Pennsylvania.

(b)	You agree that, to the best of your ability and experience, you will at all times loyally and conscientiously perform all of the duties and obligations required of and from you consistent with your position and to the reasonable satisfaction of the Company. You further agree that you will devote substantially all of your business time and attention to the business of the Company, and you will not render business or professional services of any nature to any other person or organization, whether or not for compensation, without the prior written consent of the Chief Executive Officer in his sole and absolute discretion. You will be subject to and expected to abide by the Company’s policies and procedures, as these may be changed by the Company from time to time in its discretion.

2.	Base Salary. Your annual base salary will be $375,000, prorated for any partial calendar year of your employment. Your salary will be paid in accordance with the Company’s standard payroll policies. Your salary will be subject to periodic review at the Board’s sole discretion, which currently takes place in conjunction with the Company’s annual performance reviews.

3.	Bonuses. Each calendar year during your employment, you will be eligible for a discretionary bonus targeted at 40% of your annual base salary. For 2020, you will be eligible for a prorated bonus based upon the fraction of the calendar year remaining from the Commencement Date. Bonus payments pursuant to this Section 3 are discretionary and will be based on achievement of Company and individual performance objectives, as determined by the Chief Executive Officer and the Board of Directors of the Company (the “Board”), in its sole discretion. If based on meeting the Company and individual performance objectives it is determined that you are eligible for a bonus pursuant to this Section 3, payment would be made in a single lump sum payment no later than March 15 of the calendar year immediately following the calendar year to which the bonus relates as long as you remain continuously employed by the Company through the date of payment.

4.	Stock Options.

(a)	Subject to Board approval, you will be granted a stock option (the “Option”) exercisable for a number of shares of Common Stock representing 0.75% of the fully-diluted equity of the Company as of the date of grant. (For purposes of this letter agreement, “fully-diluted equity” means the total number of shares of outstanding Company Common Stock and Company Preferred Stock, with the Preferred Stock calculated on an as-converted to Common Stock basis, including for this purpose the maximum number of shares issuable under the Equity Incentive Plan (inclusive of granted options and unallocated shares reserved for issuance thereunder) and outstanding warrants). Vesting will be over four years, with a one- year cliff for 25% and the remaining 75% vesting in equal monthly installments over the next 36 months; provided, however, that any portion of the Option that is attributable to outstanding warrants (i.e., for purposes of the “fully-diluted equity” calculation) instead shall vest in one lump sum on the five-year anniversary of the date of the grant; provided further, however, that in both such cases you remain employed by the Company at the time of each such vesting event. The strike price of the Option will be the fair market value per share on the date of grant. In the event the Company completes an initial public offering (“IPO”) after the date of grant of the Option but within 90 days after the Commencement Date, you will be granted additional stock options (the “Additional Option”) on the same terms and conditions as the Option (except that the strike price would be the fair market value per share on the date of grant of the Additional Option), to acquire such additional shares of Common Stock as necessary so that, effective immediately after giving effect to the IPO, such Additional Option, together with the Option, will (subject to vesting and the other terms specified in this letter agreement) give you the right to acquire, shares of Common Stock representing 0.75% of the fully-diluted equity of the Company.

(b)	All stock options will be subject to the terms of the Plan and a stock option agreement to be executed by you as a condition to the grant. The stock option agreement will provide that vesting is conditioned upon your continued employment with the Company at each applicable vesting date, subject to acceleration to the extent specified in Section 7 below.

5.	Employee Benefits. You will be eligible for four weeks’ vacation per calendar year. Vacation shall accrue and be taken in accordance with the vacation policies established by the Company from time to time (and the treatment of any accrued vacation upon termination of employment will be governed by these policies). You will also be eligible to participate in the Company’s other employee benefit plans as they are generally made available to other employees of similar status and service.

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All paid time off, insurance, retirement and other benefits are subject to the terms and conditions of the applicable plan or policy, and the Company reserves the right to change, alter or terminate at any time any plan, policy, benefit or coverage, in whole or in part, in its sole discretion.

6.	Employee Covenants. As a condition of employment, you will be required to sign on or before the Commencement Date, without changing, the Company’s form of Employee Confidential Disclosure, Invention Assignment, Non-Competition, Non-Solicitation and Non-Interference Agreement (the “Confidential Disclosure Agreement”). By accepting the offer set forth in this letter agreement, you agree that you will not bring with you to the Company, or use in any way during your employment with the Company, any confidential information, trade secrets or proprietary materials or processes of any former employer, entity or individual for which you have performed services. You further confirm that by accepting the offer set forth in this letter agreement and performing your job duties with the Company, you will not breach any contract, agreement or other instrument to which you are a party or are bound.

7.	At-Will Employment; Employment Termination Benefits.

(a)	This letter agreement does not create a contract or promise of employment for a definite period of time. Therefore, your employment will be on an “at-will” basis, meaning it may be terminated by either the Company or you at any time, with or without cause and with or without prior notice. We do require, however, that you give 30 days’ notice if you decide to terminate your employment with the Company (although the Company can elect in its sole discretion for your employment to terminate before the expiration of this 30-day period if you give such notice, and this election by the Company shall not constitute a termination without Cause for purposes of this letter agreement). Additionally, your employment will terminate automatically upon your death or Disability. Upon termination of your employment for any reason, you will automatically be deemed to have resigned from all positions that you hold as an officer or member of the Board (or any committee thereof) of the Company or any of its affiliates and in any event will at the Company’s request execute a resignation letter to document this agreement. Other than as set forth in Sections 7(b) and 7(c) (if applicable), upon termination of your employment with the Company, you will not be entitled to any payments or benefits from the Company other than (i) payment of your base salary earned for services rendered through the date of termination, (ii) any unpaid expense reimbursement owed to you in accordance with the Company’s policies, and (iii) any amount earned, accrued and arising from your participation in, or benefits accrued under, any Company employee benefit plan or arrangement, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans and arrangements.

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(b)	In the event that you become an employee of the Company pursuant to this letter agreement and your employment thereafter is terminated by the Company without Cause (other than in the circumstances specified in Section 7(c)), then, subject to Section 7(d), the Company will continue to pay your then-applicable base salary for nine months after the date of your termination in accordance with the Company’s standard payroll practices and periods.

(c)	In the event that you become an employee of the Company pursuant to this letter agreement and (i) a Change of Control occurs and (ii) at the time of, or within 12 months after the date of, the Change of Control your employment is terminated without Cause by the Company or the acquiring company or you resign for Good Reason then, subject to Section 7(d), the Company will (A) continue to pay your then-applicable base salary for 12 months after the date of your termination in accordance with the Company’s standard payroll practices and periods; (B) accelerate any unvested portion of your then-outstanding stock options in full; (C) pay you your full bonus under Section 3 as and when the same would otherwise be payable by the Company (assuming all of the Company’s and your individual goals were met, but subject to pro ration as described in Section 3 if termination is in calendar year 2020); and (D) provided you timely elect, and remain eligible for, continued group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), reimburse you for COBRA premiums in an amount such that your net cost (after tax) for continued health insurance coverage is the same as your cost for such benefits as in effect on the date of termination. The Company would make the contribution pursuant to clause (D) of the preceding sentence on a monthly basis upon receipt of your monthly COBRA premium payment; however, this reimbursement is subject to early termination if, and on the date, you become eligible for health benefits through another employer or otherwise become ineligible for COBRA.

(d)	You will not be eligible to receive the payments and other benefits specified in Section 7(b) or Section 7(c), as applicable, unless you (i) have returned all Company property in your possession; and (ii) have executed (and, if applicable, not revoked) a separation agreement, including a general release of all claims that you may have against the Company or persons affiliated with the Company, in the Company’s standard form (the “Separation Agreement”). Any such payments would, subject to the foregoing, commence within 60 days after the date of your separation, provided you have timely executed and returned the Separation Agreement and, if a revocation period is applicable, you have not revoked the Separation Agreement; once the payments commence, they will include any unpaid amounts accrued from the termination date. In addition, and notwithstanding any other provision of this Section 7, the continuation of each of the payments and other benefits pursuant to Section 7(b) or Section 7(c), as applicable, is further conditioned on: (i) the Company being financially solvent at the time that each such payment becomes due, and the Company not being rendered insolvent by virtue of making any such payment; and (ii) your continued compliance with your post- termination obligations, including those under the Confidential Disclosure Agreement, (and, if you do not so comply, (A) the Company shall no longer be obligated to make any payments or provide any other benefits pursuant to Section 7(b) or Section 7(c), as applicable, and (B) you will be required immediately to reimburse any and all payments and benefits made by the Company pursuant to either such Section, in addition to any other remedies available to the Company). For purposes of this letter agreement, the Company shall be considered solvent if it is able to pay its debts as they become due.

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8.	Parachute Provisions. If the Company determines in good faith that any payments or benefits provided to you constitute “parachute payments” within the meaning of Section 280G of the Code (“Parachute Payments”) and may be subject to an excise tax imposed pursuant to Section 4999 of the Code, the Parachute Payments will be reduced to an amount determined by the Company in good faith to be the maximum amount that may be provided to you without resulting in any portion of such Parachute Payments being subject to such excise tax (the amount of such reduction, the “Cutback Benefits”). You will be entitled to select which Parachute Payments (of those that are not considered to be deferred compensation under Section 409A of the Code) shall be reduced hereunder. If the Company is then eligible, the Company will use commercially reasonable efforts to obtain the approval of the Cutback Benefits by the Company’s stockholders in the manner contemplated by Q&A 7 of Treas. Reg. Section 1.280G, it being understood and agreed that the Company does not guarantee that such approval will be obtained. If, and only if, the Company determines that such approval is obtained, will you be entitled to receive the Cutback Benefits without regard to the first sentence of this Section.

You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation provided that the Company complies with the terms and provisions of this letter agreement other than with respect to the Company’s failure to comply with the terms and provisions of this letter agreement.

9.	Section 409A. This Section is intended to help ensure that compensation paid or delivered to you pursuant to this letter agreement either is paid in compliance with, or is exempt from, Section 409A of the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder (collectively, “Section 409A”):

(a)	Any taxable reimbursement of business or other expenses, or any provision of taxable in-kind benefits to you, as specified under this letter agreement, shall be subject to the following conditions: (i) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year; (ii) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit. Any reimbursement of taxes, as specified under this letter agreement, shall be paid in any event not later than the end of your taxable year next following the taxable year in which you remit the applicable taxes to the appropriate taxing authority.

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(b)	The payment of any amounts otherwise payable to you on account of termination of employment under this letter agreement that constitute deferred compensation within the meaning of Section 409A and that are subject (among other conditions, if any) to a release of claims may be delayed at the discretion of the Company for up to 90 days following your termination of employment (without regard to when your release is delivered and becomes irrevocable (an “Effective Release”) if reasonably determined by the Company to be necessary to avoid penalties under Section 409A). Regardless of any payment, however, all such amounts remain conditioned on an Effective Release such that if you fail to deliver (or revoke) your release you will forfeit and must immediately return such amounts on the Company’s demand.

(c)	If you are deemed on the date of termination of your employment to be a “specified employee”, within the meaning of that term under Section 409A(a)(2)(B) of the Code and using the identification methodology selected by the Company from time to time, or if none, the default methodology, then: (x) with regard to any payment, the providing of any benefit or any distribution of equity upon your separation from service that constitutes “deferred compensation” subject to Section 409A, such payment, benefit or distribution shall not be made or provided prior to the earlier of (I) the expiration of the 6 month period measured from the date of your separation from service or (II) the date of your death; and (y) on the first day of the seventh month following the date of your separation from service or, if earlier, on the date of your death, all payments delayed pursuant to this Section 9(c) (whether they would otherwise have been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement shall be paid or provided in accordance with the normal dates specified from them herein.

(d)	In applying Section 409A to compensation paid pursuant to this letter agreement, any right to a series of installment payments under this letter agreement shall be treated as a right to a series of separate payments.

10.	Additional Agreements.

(a)	You will be subject to and required to fully comply with the Company’s policies and procedures, as these may be changed from time to time, and this letter agreement is subject to those policies and procedures.

(b)	During the term of your employment and thereafter, you shall reasonably cooperate with the Company in any internal investigation or administrative, regulatory or judicial proceeding as reasonably requested by the Company (including, without limitation, your being reasonably available to the Company upon reasonable notice for interviews and factual investigations, appearing at the Company’s reasonable request to give testimony without requiring service of a subpoena or other legal process, volunteering to the Company all pertinent information and turning over to the Company all relevant documents which are or may come into your possession, all at times and on schedules that are reasonably consistent with your other permitted activities and commitments) at reasonable times.

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(c)	All compensation and other payments to you under this letter agreement or otherwise related to your employment are subject to applicable required tax withholding and deductions.

(d)	This offer expires at 5:00 p.m. (local time) on September 21, 2020, if not accepted by then.

(e)	Your employment by the Company will be subject to successful completion of a pre-employment background check and documentation of eligibility to work in the United States, to be completed no later than three business days following the Commencement Date.

(f)	This letter agreement, including the Confidential Disclosure Agreement and your stock option agreement, constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company relating to the subject matter herein.

(g)	The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by the laws of the Commonwealth of Pennsylvania, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the Commonwealth of Pennsylvania in connection with any Dispute or any claim related to any Dispute.

(h)	Notwithstanding anything to the contrary set forth herein, the Company may terminate this offer at any time prior to the Commencement Date.

11.	Defined Terms. For purposes of this letter agreement:

(a)	“Cause” means a determination by the Board that any of the following have occurred: (i) your conviction of or plea of nolo contendere to a felony or any crime of moral turpitude; (ii) your adjudication as an incompetent; (iii) your failure to faithfully, diligently and adequately perform your duties to the Company or your breach of any material obligation to the Company; (iv) your violation in any material respect of any of the Company’s rules, regulations or policies; (v) your insubordination in the performance of your duties; (vi) your breach of any obligation under this letter agreement or the Confidential Disclosure Agreement; (vii) you shall have engaged in other behavior detrimental to (or reasonably expected by the Company to be detrimental to) the interests of the Company; (viii) your misappropriation of any funds or property of the Company, theft, embezzlement or fraud; or (ix) your reporting to work or performing any work under the influence of alcohol, or your use of an illegal drug.

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(b)	“Change of Control” has the meaning set forth in the Equity Incentive Plan.

(c)	“Disability” means (i) a condition that entitles you to receive long-term disability benefits under Company’s long-term disability plan, or (ii) if there is no such plan, your inability, due to physical or mental incapacity, to perform your duties and responsibilities under this letter agreement for a total of 90 days out of any 365-day period or for 60 consecutive days.

(d)	“Equity Incentive Plan” means the Company’s 2020 Equity Incentive Plan or any future equity incentive plan adopted by the Board and then in effect.

(e)	“Good Reason” means the occurrence of one of the following events without your written consent: (i) reduction of your base salary or bonus target percentage below the amounts as initially set forth herein, unless such reduction is part of a proportional reduction of base salaries of Company executives generally; (ii) material change or reduction in your authority, duties or responsibilities, provided, however, that: (A) a change in job title shall not be deemed a “material reduction” unless your new authority, duties or responsibilities are substantially changed or reduced from the prior authority, duties or responsibilities and (B) following a business combination transaction involving the Company (including, but not limited to, a Change of Control), Good Reason shall not include a reduction in authority, duties or responsibilities solely by virtue of the Company being made part of, or operating as a subsidiary or division of, a larger company or organization, as long as your new duties and responsibilities are reasonably commensurate with your experience; or (iii) your direct reporting to someone other than the Chief Executive Officer. In order to resign for Good Reason, you must provide written notice of the condition giving rise to Good Reason to the Board within 30 days after the initial occurrence of the condition, allow the Company 30 days to cure such condition, and if the Company fails to cure the condition within such period, your resignation must be effective not later than 10 days after the end of the Company’s cure period. For purposes of this letter agreement, if the requirements of the immediately preceding sentence are not fully satisfied on a timely basis, then your resignation from the employ of the Company shall not be deemed to have been for “Good Reason,” you shall not be entitled to any of the benefits to which you would have been entitled if you had resigned from the employ of the Company for “Good Reason,” and the Company shall not be required to pay any amount or provide any benefit that would otherwise have been due to you had you resigned for “Good Reason.”

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12.	Assignment. The Company may assign this letter agreement to any person or entity, including, but not limited to, any successor, parent, subsidiary or affiliated entity of the Company. The Company also may assign this letter agreement in connection with any sale, reorganization, consolidation, or merger (whether of stock or assets or otherwise) of the Company or the business of the Company. You expressly consent to the assignment of the restrictions and requirements set forth in the Confidential Disclosure Agreement to any new owner of the Company’s business or purchaser of the Company. You may not assign, pledge, or encumber your interest in this letter agreement, or any part thereof, without the written consent of the Company, and any attempt do so without such consent is null and void. This letter agreement shall inure to the benefit of and be binding upon you and the Company, and each of its respective successors, executors, administrators, heirs and permitted assigns.

13.	Counterparts. This letter agreement may be executed in one or more counterparts, both of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each party and delivered to the other party. Any executed counterpart of this letter agreement may be delivered by facsimile or electronic transmission with the same effect as if delivered personally.

(Signature page follows.)

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To indicate your acceptance of this letter agreement, please sign and date this letter agreement in the spaces provided below. Again, let me indicate how pleased we all are to extend this offer and how much we look forward to working with you.

Sincerely,

IMMUNOME, INC.

By:	/s/ Purnanand D. Sarma
Name:	Purnanand D. Sarma
Title:	President and Chief Executive Officer

Accepted and agreed:

/s/ Richard F. Fitzgerald
Richard F. Fitzgerald

Date: September 18, 2020

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